Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NeighborCare, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-111068) on Form S-8 of NeighborCare, Inc. of our report dated June 22, 2004, with respect to the statement of net assets available for benefits of the NeighborCare, Inc. Union 401(k) Plan as of December 31, 2003, the related statement of changes in net assets available for benefits for the period from September 1, 2003 to December 31, 2003, and the related schedule as of December 31, 2003, which report appears elsewhere in this Form 11-K.

/s/ KPMG LLP

Baltimore, Maryland
June 28, 2004